Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies to Provide Its Ground-Based
High-Speed Rail Signaling System to Panjin-Yingkou Line

Beijing, China – June 30, 2011 -- Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it has signed a contract to supply its ground-based high-speed rail signaling system to Panjin-Yingkou high-speed rail line with a designed traveling speed of 300 km/h and 107km in total length. The whole contract value is approximately US $3.03 million or RMB 19.6 million.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Center (TCC), Line-side Electronic Unit (LEU) and other auxiliary equipments, which are expected to be delivered and installed by June 2012.

Panjin-Yingkou high-speed rail line connects the two high-speed arteries in north-east region of China, via the two cities of Panjin on Beijing-Harbin high-speed rail line and Yingkou on Harbin-Dalian high-speed rail line.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are pleased of winning this contract to supply our ground-based high-speed rail signaling system to Panjin-Yingkou line. Hollysys is in a sweat spot with two distinctive products driven by different parameters, with ground-based control tied with the length of high-speed rail lines constructed and on-board control co-related with the number of passenger trains put into operation. We are still seeing a huge market potential in China’s high-speed rail market for leading players like Hollysys, given China’s announced budget of RMB 2.8 trillion for the next five years and target of 45,000 kilometers of high-speed rail tracks in operation by 2015. Hollysys will continue to leverage on its core growth pillar foundations of strong R&D capability and strategic alliance to increase its market share in this unprecedented high-speed rail build-out.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,000 employees with nationwide presence in 29 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com